Exhibit 99.2

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

F-1

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollars, except for the number of shares)

	June 30,	December 31,
	2026	2025
	(Unaudited)
Assets:
Current Assets
Inventory	$96,756	$-
Cash	11,123,685	12,497,359
Accounts receivable	45,431,240	39,017,369
Prepayments and other current assets	22,949,857	23,350,063
Tax recoverable	-	262,057
Total current assets	79,601,538	75,126,848

Property, plant and equipment, net	343,412	400,508
Right-of-use lease assets, net	118,517	187,078
Goodwill	4,780,002	-
	5,241,931	587,586

Total assets	$84,843,469	$75,714,434

Liabilities and Shareholders’ Equity:
Liabilities
Current liabilities
Accounts payable	$56,026,741	$52,690,082
Tax Payable	524,111	-
Accrued expenses and other current liabilities	4,626,954	985,947
Short-term lease liabilities	96,228	125,243
Derivative Liabilities	2,192,851	60,705
Bank borrowing	24,381	1,893,094
Total current liabilities	63,491,266	55,755,071

Long-term lease liabilities	24,666	70,538
Long Term borrowings	62,405
Total liabilities	63,578,337	55,825,609

Commitment and contingencies	-	-

Shareholders’ equity:
Ordinary shares, $0.0001 par value, 500,000,000 shares authorized, 27,500,327 and 27,500,327 shares issued and outstanding as of June 30, 2026, and December 31, 2025 respectively	2,750	2,750
Additional paid-in capital	13,712,703	13,831,423
Treasury stock	(21)	(5)
Translation Reserve	782	-
Retained earnings	7,561,558	6,054,657
Total shareholders’ equity	21,277,772	19,888,825
Non-controlling interests in subsidiaries	(12,640)	-
Total liabilities and shareholders’ equity	$84,843,469	$75,714,434

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-2

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Expressed in U.S. dollars, except for the number of shares)

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)
Revenue	$395,585,630	$265,170,891
Cost of revenue	389,055,836	262,455,971

Gross profit	6,529,794	2,714,920

Operating expenses:
Selling and distribution	836,967	763,429
General and administrative	2,653,091	2,652,958
Total operating costs and expenses	3,490,058	3,416,387

Profit/(Loss) from operations	3,039,736	(701,467)

Other (income) expense:
Interest expense, net	732,087	281,505
Currency exchange loss/(gain)	22,480	9,445
Other expense (income), net	(1,558)	(1,470)

Total other expenses	753,009	289,480

Income/(Loss) before provision for income taxes	2,286,727	(990,947)
Provision for income taxes	786,168	997
Net Income/(Loss)	$1,500,559	$(991,944)

Comprehensive Income/(Loss)	$1,500,559	$(991,944)

Attributable to:
Equity holders of the Company	$1,506,901	$(972,897)
Non-controlling interests	$(6,342)	$(19,047)
	1,500,559	(991,944)

Basic and diluted earnings/(loss) per ordinary share*	$0.05	$(0.04)

Weighted average number of ordinary shares outstanding - basic and diluted	27,500,327	27,500,327

The accompanying notes are an integral part of these unaudited consolidated financial statements.

*

The Company effected a 1-for-13 reverse share split of its share capital on July 20, 2026, whereby every thirteen (13) shares of par value of USD0.0001 each of the Company’s issued and outstanding class A ordinary shares and class B ordinary shares as of the effective date will automatically be combined into one (1) class A ordinary share of par value of USD0.0013 each of the Company and one (1) class B ordinary share of par value of USD0.0013 each of the Company, respectively. The amount here is calculated based on 27,500,327 shares and 27,500,327 shares, the weighted average number of ordinary shares then outstanding (basic and diluted) for the six months June 30, 2026 and 2025, respectively.

F-3

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Expressed in U.S. dollars, except for the number of shares)

	Ordinary shares	Ordinary shares amount	Treasury Stocks	Additional paid-in capital	Retained earnings	Non- Controlling Interests	Total shareholders’ equity
Balance as of December 31, 2024	257,500,000	$2,750	-	$13,880,837	$9,025,081	$(141,935)	$22,766,733

Issuance of new shares	327	*	-	(41)			(41)

Shares Repurchased			(5)	(49,372)			(49,377)

Acquisition of remaining stake of a subsidiary						160,982	160,982

Net loss	-	-	-	-	(927,897)	(19,047)	(991,944)

Balance as of June 30, 2025	25,500,327	$2,750	(5)	$13,831,424	$8,052,184	$-	$21,886,353

	Ordinary shares	Ordinary shares amount	Treasury Stocks	Additional paid-in capital	Retained earnings	Translation Reserve	Non- Controlling Interests	Total shareholders’ equity
Balance as of December 31, 2025	27,500,327	$2,750	$(5)	$13,831,423	$6,054,657	$-	$-	$19,888,825

Shares repurchase	-	$-	(16)	$(118,720)	-	-	-	$(118,736)

Exchange Difference	-	-	-	-	-	$782	-	782

Acquisition of a subsidiary	-	-	-	-	-		$(6,298)	$(6,298)

Net Profit/(loss)	-	-	-	-	1,506,901		(6,342)	1,500,559

Balance as of June 30, 2026	27,500,327	$2,750	(21)	$13,712,703	$7,561,558	$782	$(12,640)	$21,265,132

*	Represents figure below one dollar

The accompanying notes are an integral part of these unaudited consolidated financial statements.

F-4

CBL INTERNATIONAL LIMITED AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollars)

	For the Six Months Ended June 30,
	2026	2025
	(Unaudited)	(Unaudited)
Cash Flows from operating activities:
Net Income/(loss)	$1,500,559	$(991,944)
Adjustment to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	162,368	195,445
Depreciation of right-of-use assets	68,561	85,030
Change in fair value of derivatives	2,132,146	79,540
Changes in operating assets and liabilities
Accounts receivable	(6,413,871)	4,235,412
Inventory	(96,756)	-
Prepayments and other current assets	400,207	824,446
Accounts payable	3,336,660	(2,710,696)
Accrued expenses and other liabilities	(417,195)	(2,801,627)
Lease liabilities	(74,887)	(94,202)
Taxes payable	786,168	(4,103)
Net cash (used in) provided by operating activities	1,383,960	(1,182,699)

Cash flows from investing activities:
Purchase of property, plant and equipment	(105,313)	(2,641)
Increase in non-controlling interest	(6,299)	-
Acquisition of a new subsidiary (partial payment)	(721,800)	-
Net cash used in investing activities	(833,412)	(2,641)

Cash flows from financing activities:
Net proceeds from issuance of new ordinary shares	-	(41)
Shares repurchased	(118,736)	(49,377)
Repayment of loan	(1,806,308)	(1,360,643)
Net cash used in financing activities	(1,925,044)	(1,410,061)

Net (decrease)/ increase in cash	(1,374,496)	(2,595,401)

Effect of exchange rate changes on cash and cash equivalents	822	-

Cash at the beginning of the period	12,497,359	8,020,871
Cash at the end of the year	$11,123,685	$5,425,470

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION:
Cash paid during the period for:
Interest	$776,250	$288,171
Income taxes	$-	$5,100

The accompanying notes are an integral part of these unaudited consolidated financial statements

F-5

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. dollars, unless stated otherwise)

1. Organization and Principal Business

CBL International, or the Company, is a holding company without any operations of its own and owns 100% of Banle International Group Limited (“Banle BVI”) which was incorporated in the British Virgin Islands.

The Company is a marine fuel logistics company providing one-stop solutions for vessel refueling, which is referred to as a facilitator in the bunkering industry. The Company facilitates vessel refueling between ship operators and local physical distributors/traders by purchasing marine fuel from suppliers and arranging the delivery of it to customers. While the Group’s primary focus remains on its established bunkering facilitation services, it has taken a measured step to broaden its presence in the sustainable energy supply chain through the distribution of sustainable fuel materials and biofuel supply.

The companies of the Group are listed as follows:

Entity Name	Place of Incorporation	Percentage of ownership	Principal activities
CBL International Limited (“CBL”)	Cayman Islands	Parent	Ultimate holding Company
Banle International Group Limited (“Banle BVI”)	British Virgin Islands	100% by CBL	Investment holding
Banle Investment Holdings Limited (“BIHL”)	British Virgin Islands	100% by CBL	Investment holding
Banle International Marketing Limited	Labuan, Malaysia	100% by Banle BVI	Marketing service
Banle International (Malaysia) Sdn. Bhd.	Kuala Lumpur, Malaysia	100% by Banle BVI	Sales and distribution of marine fuel
Banle Energy International Limited (“Banle HK”)	Hong Kong	100% by Banle BVI	Sales and distribution of marine fuel
Reliance (China) Limited	Hong Kong	100% by Banle HK	Business management
Banle International (China) Limited (“Banle China”)	Hong Kong	100% by Banle BVI	Investment holding
Banle International (Singapore) Pte Ltd	Singapore	100% by Banle BVI	Sales and distribution of marine fuel
Banle International (Europe) Limited	Ireland	100% by Banle BVI	Business management
Green Marine Energy Holdings Limited (“GMEH”)	British Virgin Islands	50.5% by BIHL	Investment holding
Green Marine Energy Sdn Bhd	Malaysia	100% by GMEH	Trading and supply fuel related products
Green Marine Supply Sdn Bhd – An Associated Company	Malaysia	30% by GMEH	Trading and supply fuel related products

F-6

2. Basis of Presentation, New Accounting Standards, and Significant Accounting Policies

The Unaudited Condensed Consolidated Financial Statements and related notes include all the accounts of the Company and its wholly owned subsidiaries. The Unaudited Condensed Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), for the purposes of filing the 2026 Interim Report on Form 6-K (“2026 6-K Report”). Accordingly, they do not include all the information and footnotes required by U.S. GAAP for complete financial statements. However, except as disclosed herein, there has been no material change in the information disclosed in the Notes included in our 2025 Annual Report on Form 20-F (“2025 20-F Report”). All intercompany transactions have been eliminated in consolidation.

The information included in this 2026 6-K Report should be read in conjunction with the Consolidated Financial Statements and accompanying Notes included in our 2025 20-F Report. Certain amounts in the Unaudited Condensed Consolidated Financial Statements and accompanying Notes may not add due to rounding; however, all percentages have been calculated using unrounded amounts.

Use of Estimates and Judgements

The preparation of the Group’s interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenue, expenses, assets and liabilities, and the disclosure of contingent liabilities at the end of the reporting period. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in the future periods.

New Accounting Standards

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2025.

The following new accounting standards and interpretations effective for accounting periods beginning on or after 1 January 2026, do not have a significant impact on the interim financial statements for the period ended 30 June 2026:

ASU 2025-05	Financial Instruments—Credit Losses (Topic 326)
: Practical Expedient for Accounts Receivable and Contract Assets

3. Accounts Receivable and Allowance for Credit Losses

Accounts receivable represents trade receivables from customers. We extend credit to our customers on an unsecured basis. Our exposure to credit losses depends on the financial conditions of them and macroeconomic factors beyond our control, such as global economic conditions or adverse impacts in the industries we serve, changes in oil prices and political instability. The health of our accounts receivable is continuously monitored using a risk-based model, taking into consideration both the timeliness and predictability of collections from our customers. We elected the practical expedient for estimating credit losses on ASC 606 current receivables and contract assets. We maintain a provision for estimated credit losses based upon our historical experience with our customers, along with any specific customer collection issues that we have identified from current financial information and business prospects, as well as any political or economic conditions or other market factors, including certain assumptions based on reasonable forward-looking information from market sources. Principally based on these credit risk factors.

Individual receivables written off when there is information indicating that the counterparty is in severe financial difficulty and the amounts are deemed uncollectible. An accounts receivable written off may still be subject to enforcement activities under our recovery procedures, taking into account legal advice where appropriate. Any subsequent recoveries made are recognized as income in the Consolidated Statements of Income and Comprehensive Income.

The Company had accounts receivable of $45,431,240 and $39,017,369 as of June 30, 2026 and December 31, 2025, respectively, of which accounts receivable from the top five customers accounted balance for approximately $28,150,250 and $25,709,937. As of June 30, 2026 and December 31, 2025, represented approximately 62.0% (the largest of which accounted for 16.1%) and 65.9% (the largest of which accounted for 23.0%) of total accounts receivable, respectively. The Company has no allowance for doubtful accounts as of June 30, 2026, and December 31, 2025 and no bad debt expense for the six months then ended.

F-7

The Group entered into Receivable Purchase Arrangements with some financial institutions to sell certain accounts receivable on a non-recourse basis for cash less related fees and expenses. Accordingly, those sold accounts receivable in this regard were no longer counted as the Company’s receivable in the consolidated financial statements. As of June 30, 2026, the Company sold accounts receivable of $24,413,659 ($24,082,821 as of December 31, 2025) to the financial institutions under such Receivable Purchase Arrangement and the entire amount has been fully received from financial institutions. Upon settlements from customers, the Company will receive $3,338,302 ($3,047,192 as of December 31, 2025) from those institutions.

As of the reporting date, all accounts receivable as of June 30, 2026 have been collected.

4. Derivative Instruments

During the six months ended June 30, 2026, the Company generated $6.53 million gross profit after absorbing $2.13 million in unrealized derivative losses within cost of revenue.

To provide full transparency, these losses stem entirely from our ongoing risk-management program—specifically, purchasing derivative instruments which are classified as non-designated derivatives, to manage fuel price volatility as part of our ordinary course of business activity. These are strictly non-speculative hedging activities designed to protect our operational margins against market fuel price fluctuation; the Company only purchases derivatives when there is a mismatch in the pricing mechanism between the term contracts from the supplier and the customer.

The Company values its derivative instruments using alternative pricing sources and market observable inputs, and accordingly the Company classifies the valuation techniques.

5. Prepayment and other current assets

Prepayment and other current assets as of June 30, 2026, and December 31, 2025, consist of the following:

	As of June 30,	As of December 31,
	2026	2025
	(Unaudited)
Prepayments and other receivables	$3,581,468	$3,214,462
Deposits	19,368,389	20,135,601
Total	$22,949,857	$23,350,063

Prepayment and other receivable mainly consist of customers’ invoices factored to a financial institution in 2026 and this amount has been subsequently fully received after end of the financial period.

F-8

Deposits were related to monetary collateral placed with various suppliers to secure credit lines for the purchase of marine fuels.

6. Property, Plant and Equipment

The details of property and equipment are as follows:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Office equipment, furniture and fixtures	$603,947	$599,959
Less: accumulated depreciation and amortization	522,997	480,754
Office equipment, furniture and fixtures, net	$80,950	$119,205

During the six months ended June 30, 2026 and 2025, the Company recorded depreciation charges of approximately $110,151 and $164,000, respectively.

The details of motor vehicle are as follows:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Motor vehicle	$292,723	$190,787
Less: accumulated depreciation	172,124	149,317
Motor vehicle, net	$120,599	$41,470

During the six months ended June 30, 2026, and 2025, the Company recorded depreciation charges of approximately $22,807 and $18,000 respectively.

The details of computer software costs are as follows:

	As of June 30, 2026	As of December 31, 2025
	(Unaudited)
Computer software	$667,979	$667,979
Less: accumulated amortization	526,117	428,146
Computer software costs, net	$141,863	$239,833

During the six months ended June 30, 2026, and 2025, the Company recorded amortization charges related to computer software of approximately $97,971 and $203,000 respectively.

7. Goodwill

On April 22, 2026 (the “Acquisition Date”), the Company acquired a 50.5% controlling voting interest in Green Marine Energy Holdings Limited (“GME”), a company incorporated under BVI Companies Act 2004, principally engaged in the business of investment holdings in a sustainable fuel related logistic service provider.

The acquisition of GME expands the Company’s operational footprint and provides further commercial synergies. The Company has consolidated the financial results of GME and its group of companies in its consolidated financial statements from the Acquisition Date forward in accordance with FASB ASC 810.

F-9

The following table summarizes the provisional allocation of the purchase price to the value of the assets acquired and liabilities assumed at the Acquisition Date:

Purchase Consideration		$4,810,000
Less : Discount value of future payment -finance cost to unwind		(40,840)
		4,769,160
Less: Net Identifiable Net Assets/ (Liabilities) acquired
Non- Current Assets	$1,444
Current Assets	1,694,325
Current Liabilities	(1,712,714)
Non-Controlling Interest	(4,524)
	$(21,469)
Acquired 50.5% equity interest		(10,842)
Provisional Goodwill		$4,780,002

The above non-current assets include net-book value of office equipment. Current assets include inventory, cash and bank balances, other receivables, prepayment and deposits. Current liabilities include trade and non-trade creditors.

The goodwill is provisional as of June 30, 2026. The Company is in the process of ascertaining and reviewing the valuations of certain special industrial related business permits, licenses and etc in order to identify and allocate the market value on these intangible assets before arriving at Goodwill.

In accordance with FASB ASC 805-10-50-6, the Company will adjust this provisional goodwill during the measurement period (not to exceed one year from the Acquisition Date) if new information is obtained about facts and circumstances that existed as of the Acquisition Date. Any such adjustments to provisional fair values will result in a retrospective-like adjustment to Goodwill, recognized prospectively in the reporting period of the adjustment.

The Company incurred transaction-related costs of approximately $73,500 consisting of legal, accounting, valuation, and advisory fees. These expenses are included in general and administrative expenses in the Company’s Consolidated Statement of Operations for the six months ended June 30, 2026.

8. Interest Income and Interest Expense

The Group was offered certain banking facilities with commercial banks and financial institutions. The facilities were as follows:

●	Receivable purchase facilities: The Company may elect payment from the bank and financial institutions with a certain portion of the invoices sold. Interest expenses will be charged on the portion in this respect.

●	Receivable-backed loan facility in the amount of $4 million and $3 million as of June 30, 2026, and December 31, 2025, respectively. With the backing of accounts receivable of selected customers, the advance drawn under this arrangement was $Nil as of June 30, 2026 and December 31, 2025.

F-10

The interest rates under the factoring agreement range from 4.84% to 6.74% (2025: 5.53% to 7.39%) per annum.

The following table provides additional information about the Company’s interest income, interest expense and other financing costs, net for the six months ended June 30, 2026, and 2025:

	2026	2025
	(Unaudited)	(Unaudited)
Interest income	$48,159	$6,666
Interest expense on lease liabilities	(2,306)	(3,107)
Interest expense on factoring arrangement	(777,940)	(285,064)
Total	$(732,087)	$(281,505)

9. Commitments and Contingencies

Sales and Purchase Commitments

In our normal course of business, we from time to time, fix purchase commitments associated with our risk management program, as well as purchase contracts with our suppliers, under which we agreed to purchase a certain quantity of marine fuel at future market prices.

Contingencies

The Company is subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, and the Company does not anticipate that the final outcome arising out of any such matter will have a material adverse effect on its consolidated financial position, cash flows or results of operations. As of June 30, 2026, and December 31, 2025, the Company is not a party to any material legal or administrative proceedings and did not have any significant contingencies.

10. Income Taxes

British Virgin Islands

Under the current laws of the British Virgin Islands, the Company is not subject to any income tax.

Hong Kong

Under the two-tiered profit tax rate regime of Hong Kong Profits Tax, the first HK$2,000,000 (approximately $254,000), profits will be taxed at 8.25%, and profits above HK$2,000,000 will be taxed at 16.5%. For the six months ended June 30, 2026, and 2025, the Company had $525,270 and 7,276, respectively, of income subject to the Hong Kong Profits Tax.

F-11

Malaysia

Malaysia Income Tax is calculated at 24% of the estimated assessable profits for the relevant year. For the six months ended June 30, 2026, and 2025, the Company had nil and nil, respectively, of income subject to the Malaysia Income Tax.

The income tax provision for the six months ended June 30, 2026, and 2025, consists of the following:

	2026	2025
	(Unaudited)	(Unaudited)
Current:
Hong Kong	$786,168	$997
Malaysia	-	-
	$786,168	$997

Deferred	-	-
	$786,168	$997

The following is a reconciliation of the Company’s total income tax expense to the loss before income taxes for the six months ended June 30, 2026, and 2025, respectively.

	2026	2025
	(Unaudited)	(Unaudited)
Profit/(Loss) before provision for income taxes	$2,286,727	$(990,947)
Tax at the domestic income tax rate of 16.5%	377,310	(163,506)
Tax effect of Hong Kong graduated rates	(21,120)	-
Foreign tax rate differentials	21,877	(2,583)
Non-deductible expenses for tax purpose	635,132	242,271
Unrecognized tax benefit	-	8,267
Utilized tax losses prior year	(227,031)	(83,247)
Prior year accrual	-	(205)
Income tax expense	$786,168	$997

11. Revenue Disaggregation

Geographic Information

The following table breaks down revenue for the six months ended June 30, 2026, and 2025, respectively by geographic location of the Company’s revenue. The geographical location is based on the locations at which the marine fuel is delivered to the customers.

	2026	2025
	(Unaudited)	(Unaudited)
China	$308,826,787	$178,863,885
Hong Kong	63,591,302	73,613,081
Malaysia	18,337,987	5,672,900
Singapore	2,178,759	4,415,766
South Korea	1,689,720	160,700
Other	961,075	2,444,559
Total:	$395,585,630	$265,170,891

Other includes primarily Taiwan, Australia and Japan, Belgium, Mauritius, Netherlands, Vietnam, Thailand, and Turkey.

F-12

12. Finance and Operating Leases

The Company leases offices. The leases are for periods of two to five years.

For the six months ended June 30, 2026, and 2025, the Company recognized the following total lease cost related to the Company’s lease arrangements:

	2026	2025
	(Unaudited)	(Unaudited)
Finance lease and operating lease costs	70,863	88,138
Expenses relating to short-term leases	-	34,233
Total lease cost	$70,863	$122,371

As of June 30, 2026, the Company’s remaining lease payments are as follows:

Leases
(Unaudited)
2026	$51,584
2027	71,194
Total remaining lease payments (undiscounted)	122,778
Less: imputed interest	(1,884)
Present value of lease liabilities	$120,894

Supplemental balance sheet information related to leases:

	Classification	As of June 30, 2026	As of December 31, 2025
		(Unaudited)
Assets:
Operating lease assets	Right-of-use lease assets	$118,517	$187,078
Operating leases
Lease Liability - current	Current liabilities – lease liabilities	$96,228	$125,243
Lease liability – non-current	Non-current liabilities – lease liabilities	$24,666	$70,538

Other information related to leases for the six months ended June 30, 2026 and 2025:

	2026	2025
	(Unaudited)	(Unaudited)
Weighted-average remaining lease term (years) - operating leases	1.29	0.79
Weighted-average discount rate - operating leases	2.86%	4.75%
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from finance leases	$-	$-
Operating cash flows from operating leases	$74,887	$94,202

13. Issuance of new shares

During the six months ended June 30, 2026, there was no issuance of new shares.

14. Share repurchased

During the six months ended June 30, 2026, the Company repurchased 162,047 ordinary shares at an average price of $0.72273 per share totaling $118,736. The shares repurchased are to be kept as treasury shares.

15. Subsequent event

On November 26, 2025, shareholders of the Company approved a share consolidation of every issued and unissued Class A Ordinary Shares and Class B Ordinary Shares at a ratio of not less than one (1)-for-two (2) and not more than one (1)-for-twenty (20) (the “Range”), with the exact ratio to be set at a whole number within the Range by the board of directors of the Company (the “Board”) in its sole discretion and the effective date of such share consolidation (the “Effective Date”) to be determined by the Board in its sole discretion, but in no event shall the Effective Date occur later than August 27, 2026.

On June 23, 2026, the Board approved a share consolidation at a ratio of one (1) for thirteen (13) in respect of all of the Company’s authorized and issued and outstanding shares (the “Share Consolidation”), in particular, every thirteen (13) issued and unissued class A ordinary shares of par value US$0.0001 each will be consolidated into one (1) class A ordinary share of par value US$0.0013 each and every thirteen (13) issued and unissued class B ordinary shares of par value US$0.0001 each will be consolidated into one (1) class B ordinary share of par value US$0.0013 each. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

Beginning with the opening of trading on July 20, 2026, the Class B Ordinary Shares have begun trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “BANL” but under a new CUSIP number of G1991X133.

F-13